COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollar amounts in thousands)

	For the three months ended March 31,
	2003	2002

EARNINGS
Pre-tax income (loss)	$16,599	$(26,585)
Fixed charges	2,070	896

Total	$18,669	$(25,689)

FIXED CHARGES
Interest expense and amortization of debt discount
and premium on all indebtedness	$1,758	$527
Interest portion of rental expenses	312	369

Total fixed charges	$2,070	$896

Ratio of earnings to fixed charges	9.0 x	(a)

(a) Earnings were insufficient to cover fixed charges by $26.6 million in 2002.